In November 2014, there was a proxy vote of Russell Investment Company shareholders to approve a new investment advisory agreement between RIMCo and each Fund, as a result of the transaction involving the sale of RIMCo’s parent company to the London Stock Exchange Group (the “Post Transaction Agreement”).